UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 21, 2019, BeyondSpring Inc. (the “Company”) entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) to sell ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), with aggregate gross proceeds of up to $30,000,000, from time to time, through an at the market offering under which Jefferies will act as sales agent (the “Agent”).

Subject to the terms and conditions of the Sales Agreement, the Agent has agreed to use its commercially reasonable efforts to sell the Ordinary Shares from time to time, based upon the Company’s instructions. The Agent will be entitled to a commission at a fixed rate of 3.0% of the gross sales price for such Ordinary Shares sold pursuant to the Sales Agreement. The sales, if any, of the Ordinary Shares under the Sales Agreement will be made by any method permitted by law that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act. The Agent and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-224437), as supplemented by the Prospectus Supplement dated May 21, 2019 relating to the sale of the Ordinary Shares. This report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the Sales Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Maples and Calder (Hong Kong) LLP relating to the validity of the securities to be issued pursuant to the Sales Agreement is filed herewith as Exhibit 5.1.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-224437 and Registration Statement on Form S-8, File No. 333-216639.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairman and Chief Executive Officer

Date: May 22, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Open Market Sale Agreement, dated as of May 21, 2019, by and between the Company and Jefferies LLC.
5.1	Opinion of Maples and Calder (Hong Kong) LLP.
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).